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                             November 17, 2021

       Herald Chen
       President and Chief Financial Officer
       AppLovin Corporation
       1100 Page Mill Road
       Palo Alto, California 94304

                                                        Re: AppLovin
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
9, 2021
                                                            CIK No. 0001751008

       Dear Mr. Chen:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       DRS on Form S-1 submitted November 9, 2021

       General

   1. We note that you entered into a definitive agreement to acquire MoPub for approximately
                                                        $1.05 billion. Please
tell us what consideration you have given to providing financial statements and pro
forma financial information for MoPub pursuant to Rule 3-05 and
                                                        Article 11 of
Regulation S-X. Please provide the significance computations set forth in
                                                        Rule 1-02(w) of
Regulation S-X to support your conclusions.
   2. We note that you have business operations in China and your related risk factor disclosure on pages 31 and 41.
Please describe your China-based business operations in greater detail and expand your
discussion of the risks relating to your China-based operations.
                                                        Additionally, please
tell us:
 Herald Chen
AppLovin Corporation
November 17, 2021
Page 2
             the percentage of revenue you generate from China-based customers; whether any of your China-based subsidiaries rely on variable interest entity
           structures; and
             whether cash is transferred to you from your China-based subsidiaries.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameHerald Chen
                                                            Division of
Corporation Finance
Comapany NameAppLovin Corporation
                                                            Office of
Technology
November 17, 2021 Page 2
cc:       Rezwan D. Pavri, Esq.
FirstName LastName